September 18, 2024

Sean Dollinger
Chief Executive Officer
LQR House Inc.
6800 Indian Creek Dr. Suite 1E
Miami Beach, FL 33141

       Re: LQR House Inc.
           Registration Statement on Form S-3
           Filed September 13, 2024
           File No. 333-282118
Dear Sean Dollinger:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Jeffrey Wofford